DUTCH BROS INC.
110 SW 4th Street
Grants Pass, Oregon 97526
September 13, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:      Taylor Beech
Erin Jaskot
Ta Tanisha Meadows
Joel Parker
Re:        Dutch Bros Inc.
Registration Statement on Form S-1, as amended (File No. 333-258988)
Request for Acceleration of Effective Date
Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Dutch Bros Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on September 14, 2021, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the Staff.
Once the Registration Statement has been declared effective, please orally confirm that event with Eric Jensen of Cooley LLP at (650) 843-5049, or in his absence, Alan Hambelton of Cooley LLP at (206) 452-8756.
Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.
[Signature page follows]

Very truly yours,

Dutch Bros Inc.

/s/ Joth Ricci
By:	Joth Ricci
Title:	Chief Executive Officer and President
[Signature Page to Acceleration Request]